Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Satellos Bioscience Inc. (the “Company” or “Satellos”)

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON M5J 2J1

2.	Date of Material Change

February 5, 2026.

3.	News Release

News releases dated February 5, 2026 and February 6, 2026 were disseminated through the facilities of Business Wire, and subsequently filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On February 6, 2026, the Company announced the pricing of its previously announced public offering of 4,455,445 common shares and, in lieu of common shares for certain investors, pre-funded warrants to purchase 495,049 common shares. The common shares were sold at a price of US$10.10 per share (C$13.81 per common share) and the pre-funded warrants were sold at a price of US$10.09999 per pre-funded warrant (C$13.80999 per pre-funded warrant), which represented the per share price for the common shares less the C$0.00001 per share exercise price for each pre-funded warrant. The Company also announced the filing of an application to list its common shares on The Nasdaq Global Market (“Nasdaq”) in the United States under the ticker “MSLE.” Trading of the Company’s common shares commenced on Nasdaq on February 6, 2026.

5.	Full Description of Material Change

5.1 Full Description of Material Change

On February 5, 2026, the Company announced the filing of a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated October 29, 2025 (the “Base Prospectus”), in connection with a proposed public offering of its common shares (or pre-funded warrants to purchase common shares in lieu thereof) (the “Offering”), and the filing of an application to list its common shares on Nasdaq in the United States under the ticker “MSLE.” Trading of the Company’s common shares commenced on Nasdaq on February 6, 2026. The Supplement was filed with each of the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 (File no. 333-293229), as amended (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

On February 6, 2026, the Company announced the pricing of the Offering of 4,455,445 common shares and, in lieu of common shares for certain investors, pre-funded warrants to purchase 495,049 common shares. The common shares were sold at a price of US$10.10 per share (C$13.81 per common share) and the pre-funded warrants were sold at a price of US$10.09999 per pre-funded warrant (C$13.80999 per pre-funded warrant), which represented the per share price for the common shares less the C$0.00001 per share exercise price for each pre-funded warrant. The pre-funded warrants do not expire. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 742,574 common shares from the Company at the public offering price, less underwriting discounts and commissions.

On February 9, 2026, the Company announced that it had completed the Offering of 5,168,019 common shares, which included the exercise of the underwriters’ option to purchase an additional 712,574 common shares and, in lieu of common shares for certain investors, pre-funded warrants to purchase 495,049 common shares. The total gross proceeds to the Company were approximately US$57.2 million, before deducting the underwriting discounts and commissions.

Satellos’ common shares are dual-listed on the Nasdaq under the trading symbol “MSLE” and on the Toronto Stock Exchange under the trading symbol “MSCL.”

Leerink Partners, Guggenheim Securities and Oppenheimer & Co. acted as joint book-running managers for the Offering. Bloom Burton acted as co-manager for the Offering.

The Company intends to use the net proceeds of the Offering primarily to fund ongoing research and development activities, and for working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies).

The Offering was made in Canada pursuant to the Supplement, and in the United States pursuant to the Registration Statement. The Base Prospectus and the Supplement are accessible on SEDAR+ at sedarplus.ca and the Registration Statement is accessible on EDGAR at sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of the news releases or this material change report. The news releases and this material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

Franklin Berger, a member of the Board of Directors of the Company, purchased 24,750 common shares in the Offering. The subscription for common shares by Franklin Berger was a related party transaction within the meaning of applicable Canadian securities laws. The Offering did not result in a material change in the percentage holdings of such related party. The subscription by such insider was exempt from the formal valuation and minority approval requirements applicable to related party transactions on the basis that the value of the transactions insofar as they involved related parties was less than 25% of the Company’s market capitalization. No other insiders of the Company participated in the Offering. The Board of Directors of the Company approved the Offering. The proceeds raised under the Offering from the related party subscription will be used as set out above. The Company does not expect the related party subscription to have any impact on the Company's business and affairs. A material change report in respect of the related party transaction could not be filed earlier than 21 days prior to the closing of the Offering due to the limited time between the commitment by such insider to purchase the subject common shares and the closing of the Offering.

6.	Disclosure for Restructuring Transaction

Not applicable.

7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

8.	Omitted Information

Not applicable.

9.	Executive Officer

For additional information please contact Liz Williams, Chief Financial Officer of the Company at ir@satellos.com.

10.	Date of Report

February 13, 2026.

Forward Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events, including, without limitation, statements with respect to anticipated use of proceeds from the Offering. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. These statements speak only as of the date of this material change report. Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 26, 2025 and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.